Exhibit (a)(1)(iii)

OFFER BY

JAPAN SMALLER CAPITALIZATION FUND, INC.
TO PURCHASE FOR CASH UP
TO 10% OF ITS SHARES FOR 98%
OF NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JULY 1, 2026
(“EXPIRATION DATE”), UNLESS EXTENDED
THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING
TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE
FUND’S OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL.

June 1, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of Japan Smaller Capitalization Fund, Inc., a Maryland corporation, registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company (the “Fund”), to purchase up to 10% of its outstanding common stock (the “Shares”) upon the terms and subject to the conditions set forth in its Offer to Purchase dated June 1, 2026 and in the related Letter of Transmittal (which together constitute the “Offer”). The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 98% of the net asset value per Share as determined by the Fund as of the close of ordinary trading on the New York Stock Exchange on July 2, 2026, unless the Expiration Date is extended beyond July 1, 2026, the pricing date will be the later of July 2, 2026, or the next business day following the newly designated Expiration Date.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders for Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if unpurchased Shares were registered in the name of, any person other than the tendering shareholder, or if any tendered certificates are registered or the Shares tendered are held in the name of any person other than the person signing the Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered holder or such other person) payable on account of such transfer will be the responsibility of the shareholder and satisfactory evidence of the payment of such taxes, or exemption therefrom, may need to be submitted.  Backup withholding or, in the case of non-U.S. shareholders, 30% withholding under the Foreign Account Tax Compliance Act or 30% U.S. withholding tax may be imposed unless either an exemption (or lower treaty rate) is proved or the required taxpayer identification information and certifications are provided. See Section 3, “Procedure for Tendering Shares,” and Section 8, “Certain U.S. Federal Income Tax Consequences of the Offer”, each of the Offer to Purchase.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	The Offer to Purchase dated June 1, 2026;
2.	The Letter of Transmittal for your use and to be provided to your clients;
3.	Form of letter to clients, which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and
4.	Return envelope addressed to the Registrar.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Offer, if more than 10% of the Fund’s outstanding Shares are duly tendered prior to the Expiration Date, unless the offer is invalid the Fund will repurchase 10% of the Fund’s outstanding Shares on a pro rata basis upon the terms and subject to the conditions of the Offer.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES.

Additional copies of the enclosed material may be obtained from the Information Agent at the appropriate address and telephone number set forth in the Fund’s Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at its address and telephone numbers set forth in the Offer to Purchase.

Very truly yours,

JAPAN SMALLER CAPITALIZATION FUND, INC.

Nothing contained herein or in the enclosed documents shall make you or any other person the agent of Japan Smaller Capitalization Fund, Inc. or the Depositary/Information Agent or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the material enclosed herewith and the statements specifically set forth in such material.